News for Immediate Release

Electrovaya to Speak at Upcoming Battery Technology Conferences

Toronto, Ontario - June 28, 2022 - Electrovaya Inc. (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, announces that it will be speaking at the upcoming Battery Cells & Systems Expo in Birmingham, UK on June 29-30th and the PlugVolt Battery Seminar in Plymouth, MI (USA) on July 12-14th.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com